
RECEIVED
JUN 01 2010
SEC MAIL PROCESSING SECTION
WASH. D.C.
193


10031206

SECU[...]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 49337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2009 (MM/DD/YY) AND ENDING 03/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPS Financial & Insurance Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18551 Von Karman Avenue, Suite 150
(No. and Street)

Irvine,	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Barnes 949-863-0700 x 108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Barnes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPS Financial & Insurance Servies, Inc., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Lisa Barnes
Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of Orange

On 5/28/2010 before me, Madoul S. Kobty a notary public
(Here insert name and title of the officer)

personally appeared Lisa Barnes,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



Signature of Notary Public



ESI1
MADOUL S. KOBTY
COMM. #1698646
Notary Public-California
ORANGE COUNTY
My Comm. Exp. Nov 7, 2010

(Notary seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report
(Title or description of attached document)

Form X-17A-5 Part III
(Title or description of attached document continued)

Number of Pages 17 Document Date 5/28/10

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☑ Individual (s)
- ☐ Corporate Officer

(Title)

- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

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  - Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
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- Securely attach this document to the signed document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - MARCH 31, 2010

CPS FINANCIAL & INSURANCE SERVICES, INC.

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of CPS Financial & Insurance Services, Inc. (the Company) as of March 31, 2010 and related statements of operations, changes in shareholder's equity and cash flows and for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of March 31, 2010 and the results of its operations, changes in shareholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph Yafeh, CPA

Los Angeles, California
May 27, 2010

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010

ASSETS

Cash		
Checking	$	20,345
Money Market		282,593
Total Cash		302,938
Securities at Market Value		42,834
Accounts receivable		23,809
Property and equipment net of depreciation of $2,071		736
Prepaid expenses		3,580
Investment at cost		16,000
Prepaid income taxes		1,086
TOTAL ASSETS	$	390,983

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	973
Accrued liabilities		1,500
Commission payable		53,116
TOTAL LIABILITIES		55,589
SHAREHOLDER'S EQUITY		
Common stock ($1 par value, 100,000 shares authorized and issued; 6000 shares outstanding)		6,000
Contributed capital		1,000
Retained earnings		328,394
TOTAL SHAREHOLDER'S EQUITY		335,394
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	390,983

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2010

REVENUES		
Commissions	$	140,634
Other		41,568
Interest		2,783
Dividend		75
Mark to market - securities		5,780
TOTAL REVENUES	$	190,840
EXPENSES		
Bank fees	$	112
Commission expense		6,797
Depreciation		161
Dues		1,655
FINRA fees and licenses		1,451
Insurance		1,900
Office expense		567
Professional services		92,766
Rent		10,500
Telephone		600
TOTAL OPERATING EXPENSES		116,509
INCOME BEFORE TAX PROVISION		74,331
INCOME TAX PROVISION		25,043
NET INCOME	$	49,288

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2010

	Common Stock Shares		Common Stock		Paid-In Capital		Retained Earnings		Total Equity
Balance, March 31, 2009	6,000	$	6,000	$	1,000	$	287,003	$	294,003
Adjustment - overstated prepaid taxes							(7,897)		(7,897)
Corrected Balance, March 31, 2009							279,106		286,106
Net Income							49,288		49,288
Balance, March 31, 2010	6,000	$	6,000	$	1,000	$	328,394	$	335,394

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2010

Cash Flows from Operating Activities:	
Net income	$ 49,288
Depreciation	161
Changes in operating assets and liabilities:	
Accounts receivable	(14,981)
Prepaid taxes	38,031
Prepaid expenses	(3,580)
Accounts payable	148
Accrued expenses	1,500
Net cash provided by operating activities	70,567
Cash Flows from Investing Activities	
Securities, net	(5,855)
Net cash used from investing activities	(5,855)
Cash Flows from Financing Activities:	0
Net increase in cash	64,712
Cash at beginning of year	238,226
Cash at end of year	$ 302,938

SUPPLEMENTAL INFORMATION

Income taxes:	
Federal tax	$ 0
State tax	0
Interest paid	$ 0

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010

NOTE 1 - NATURE OF BUSINESS

CPS Financial & Insurance Services, Inc. (the Company), a wholly owned subsidiary of Andrew A. Holden Family Trust, is a wholesaler of variable insurance products to other Financial Industry Regulatory Agency ("FINRA") member broker/dealers registered with the Securities and Exchange Commission under SEC Rule 15c3-3(a)(2)(vi). The Company was incorporated in the state of California on April 1, 1996 under the name CPS Financial Services, Inc. On October 9, 1997, the Company changed its name to CPS Financial & Insurance Services, Inc.

On May 21, 1997 the Company was approved for membership by the National Association of Securities Dealers subject to the execution of the restriction agreement. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA. The Company will only act as a wholesaler of variable insurance products to other FINRA Regulation member broker/dealers. The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission. On May 11, 2009, CPS Insurance Services, the parent company sold the Company to Andrew A. Holden Family Trust.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. The income tax provision is comprised as follows:

Federal	$18,472
State	6,571
	$25,043

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) or 6 2/3% of aggregate indebtedness whichever is greater as defined under such provisions. See page 8 for the computation of net capital.

NOTE 4 - RELATED PARTY

The Company has paid rent for the full year, in the amount of $10,500, to its former parent company.

NOTE 5 - INVESTMENT

The Company has invested in a private company with a 10 percent annual rate of return. To date no investment return has been received.

NOTE 6 - SIPC

The Company is not a member of the Securities Investor Protection Corporation (SIPC).

CPS FINANCIAL & INSURANCE SERVICES, INC.
SCHEDULE I -- COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
MARCH 31, 2010

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	335,394
Nonallowable assets - schedule attached		(45,211)
Haircuts - schedule attached		(6,289)
NET CAPITAL	$	283,894
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	3,706
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	278,894
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	278,335
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	55,589
Percentage of aggregate indebtedness to net capital		20%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION		
Unaudited net capital	$	297,050
Audit adjustment of income taxes		39,960
Audit adjustment commission payable		(53,116)
Audited Net Capital	$	283,894

See Accompanying Notes to Financial Statements

CPS INSURANCE & FINANCIAL SERVICES, INC.
NON-ALLOWABLE ASSETS
MARCH 31, 2010

NON-ALLOWABLE ASSETS		
Accounts receivable	$	23,809
Furniture and equipment, net		736
Prepaid expenses		3,580
Investment - at cost		16,000
Prepaid income tax		1,086
	$	45,211

HAIRCUTS			
Stocks at market value	$41,785 @ 15%	$	6,268
Market Fund	1,049 @ 2%		21
		$	6,289

See Accompanying Notes to Financial Statements

CPS INSURANCE & FINANCIAL SERVICES, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to CPS Insurance & Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

CPS INSURANCE & FINANCIAL SERVICES, INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to CPS Insurance & Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II
REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

In planning and performing my audit of the financial statements of CPS Financial & Insurance Services, Inc. (hereafter referred to as the "Company") for the year ended March 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA

Los Angeles, California
May 27, 2010